Filed by Tenaris S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                 Subject Company: Tubos de Acero de Mexico, S.A.
                                                  Exchange Act File No.: 1-04870

[LOGO] Tenaris                                                     Press Release

Gerardo Varela
Tenaris
1-888 300 5432
www.tenaris.com

Tenaris Announces Plan for the Acquisition of Remaining Minority Interests in Tamsa

LUXEMBOURG (March 31, 2003). Tenaris S.A. (NYSE, BASE and Mexico: TS; MTA Italy:
TEN), announced today that it plans to acquire any remaining minority interests in Tubos de Acero de Mexico S.A. - Tamsa (AMEX: TAM and Mexico: TAMSA). In addition, Tenaris announced that it intends to cause the delisting of Tamsa from the Mexican Stock Exchange and the American Stock Exchange, the termination of Tamsa's ADR facility and, if and when appropriate, the termination of Tamsa's registration with the U.S. Securities and Exchange Commission (the SEC). Tenaris currently holds, directly or indirectly, 94.5% of the shares and ADSs of Tamsa.

Subject to the approvals of the U.S. and Mexican securities regulators and Tamsa's extraordinary shareholders meeting, Tenaris intends to effect an exchange of its shares and ADSs for any Tamsa shares and ADSs not held by Tenaris or its affiliates in accordance with Mexican and U.S. laws. Tenaris currently does not expect to obtain the requisite approvals, and consequently be in a position to effect any exchange of shares and ADSs, prior to June 2003. Further details about the terms and conditions of the proposed transaction will be provided as soon as practicable after obtaining the requisite approvals.

Tenaris will not effect any exchange of its shares and ADSs for the Tamsa shares and ADSs unless it obtains all relevant shareholder and Mexican and U.S. regulatory approvals. No assurance can be given that the relevant securities regulators or Tamsa's shareholders' meeting will grant the requisite approvals within the expected timeframes.

TENARIS URGES INVESTORS TO READ, BEFORE MAKING ANY DECISION, THE REGISTRATION STATEMENTS, PROSPECTUSES AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES REGULATORS ONCE THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents filed with the SEC, when they become available, at the SEC's website at www.sec.gov.

This communication does not constitute an offer or solicitation for the sale, purchase or acquisition of securities of Tenaris or Tamsa in any jurisdiction.

Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Organized in Luxembourg,it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide.